SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN
REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

☒           Merger

☐           Liquidation

☐           Abandonment of Registration

☐           Election of status as a Business Development Company

On February 26, 2010, each series of ICAP Funds, Inc. merged into a corresponding “shell” series of MainStay Funds Trust, a Delaware statutory trust (the “Reorganizations”). These Reorganizations were not subject to shareholder approval.

2.	Name of fund: ICAP Funds, Inc. (“Applicant”)

3.	Securities and Exchange Commission File No.: 811-08850

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒           Initial Application                               ☐           Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

51 Madison Avenue
New York, NY 10010

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

J. Kevin Gao, Esq.
ICAP Funds, Inc.
51 Madison Avenue
New York, New York 10010
Telephone:  973-394-4450

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

New York Life Investment Management LLC
169 Lackawanna Avenue
Parsippany, NJ 07054
(973) 394-3000

Institutional Capital LLC
225 West Wacker Drive
Suite 2400
Chicago, IL 60606
(312) 424-9100

State Street Bank & Trust Company
1 Lincoln Street
Boston, MA 02111-2900
(617) 786-3000

NYLIFE Distributors LLC
169 Lackawanna Avenue
Parsippany, New Jersey 07054
(973) 394-3000

NYLIM Service Company LLC
169 Lackawanna Avenue
Parsippany, New Jersey 07054
(973) 394-3000

8.	Classification of fund (check only one):

☒           Management company;

☐           Unit investment trust; or

☐           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒          Open-end                           ☐           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

New York Life Investment Management LLC
51 Madison Avenue
New York, New York 10010

Subadviser:

Institutional Capital LLC
225 West Wacker Drive
Suite 2400
Chicago, IL 60606

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

NYLIFE Distributors LLC
169 Lackawanna Avenue
Parsippany, NJ 07054

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)           Depositor’s name(s) and address(es): N/A

(b)           Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐   Yes                      ☒   No

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒   Yes                      ☐   No

If Yes, state the date on which the board vote took place:  October 1, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐   Yes                      ☒   No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Shareholder approval was not required under the Applicant’s organizational documents or applicable federal or state law.

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒   Yes                      ☐   No

(a)	If Yes, list the date(s) on which the fund made those distributions:

On February 26, 2010, in connection with the Reorganizations, shareholders of each series of ICAP Funds, Inc. received shares of the corresponding "shell" series of the MainStay Funds Trust.

(b)	Were the distributions made on the basis of net assets?

☒   Yes                      ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒   Yes                      ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐   Yes                      ☐  No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:	N/A
Has the fund issued senior securities?

☐  Yes                      ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒   Yes                     ☐   No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
N/A

(b)	Describe the relationship of each remaining shareholder to the fund: N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐   Yes                      ☒   No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.   Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐   Yes                      ☒   No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: N/A

(b)	Why has the fund retained the remaining assets? N/A

(c)	Will the remaining assets be invested in securities? N/A

☐   Yes                      ☐   No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐   Yes                      ☒   No

If Yes,
(a)           Describe the type and amount of each debt or other liability: N/A

(b)           How does the fund intend to pay these outstanding debts or other liabilities? N/A

IV.	Information About Event(s) Leading to Request for Deregistration

22.           (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i)              Legal expenses:  $103,248

(ii)            Accounting expenses:  $0

(iii)           Other expenses (list and identify separately):
Registration:	$ 99
Custody:	$ 0
Printing:	$ 5,000
Edgar:	$ 0
Mailing:	$ 0
Total:	$ 5,099

(iv)           Total expenses (sum of lines (i)-(iii) above): $108,347

(b)	How were those expenses allocated?
The expenses associated with the reorganizations were shared by each series of the Applicant based upon net assets at the time the expense occurred.

(c)	Who paid the expenses?
As described above, the series of the Applicant bore all costs incurred in connection with the reorganizations.

(d)	How did the fund pay for unamortized expenses (if any)?
Any unamortized expenses were carried forward with respect to each series of the Applicant to the respective corresponding shell series of MainStay Funds Trust into which each series was reorganized.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐   Yes                      ☒   No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed: N/A

V.    Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐   Yes                      ☒   No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation: N/A

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐   Yes                      ☒   No

If Yes, describe the nature and extent of those activities: N/A

VI.   Mergers Only:

26.	(a)	State the name of the fund surviving the Merger:

Each series of the Applicant was reorganized with and into a corresponding shell series of MainStay Funds Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22321

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

See attached.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of ICAP Funds, Inc. (the “Applicant”), (ii) he is the President of the Applicant, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date: October 8, 2010

By:	/s/ Stephen P. Fisher
Stephen P. Fisher President ICAP Funds, Inc.

Exhibit List

99.	Agreement and Plan of Reorganization.